Exhibit 3.3

[TRANSLATION]

QUEBECOR MEDIA INC.

(the « Corporation »)

WRITTING RESOLUTIONS OF THE SHAREHOLDERS

DATE: FEBRUARY 15, 2017

INCREASE OF THE NUMBER OF DIRECTORS

BE IT RESOLVED:

THAT the number of the directors being on the board of directors of the Corporation be increased from 10 to 11 directors.